UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

COMMISSION FILE NO. 1-12597

A.            Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN

B.            Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

CULP, INC.
1823 EASTCHESTER DRIVE
HIGH POINT, NORTH CAROLINA 27265

There were no material changes in the Plan or the Investment Policy of the Plan.  Culp, Inc. has made no profit sharing contributions during the past five years.  The number of participants in the Plan at December 31, 2017 was 882. The Retirement Committee administers the Plan, and its members are Franklin N. Saxon, Kenneth R. Bowling, and Teresa A. Huffman, all employees of Culp, Inc.

Financial Statements and Exhibits

(a)  Financial Statements.  A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

(b)  Exhibits

Exhibit 23(a) – Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

By: Culp, Inc., Plan Administrator

By: The Culp, Inc. Retirement Committee

Date:  June 27, 2018

/s/ Franklin N. Saxon
Franklin N. Saxon

/s/ Kenneth R. Bowling
Kenneth R. Bowling

/s/ Teresa A. Huffman
Teresa A. Huffman

Culp, Inc. Employees’ Retirement Builder Plan

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-10

Supplemental Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

Report of Independent Registered Public Accounting Firm

To the Retirement Committee of the
Culp, Inc. Employees’ Retirement Builder Plan
High Point, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the years ended December 31, 2017, 2016 and 2015, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years ended December 31, 2017, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Smith Leonard PLLC

We have served as the Plan’s auditor since 2012.

High Point, North Carolina

June 27, 2018

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2017 and 2016

ASSETS	2017	2016

Investments, at fair value (Note C)
Registered investment companies	$37,122,781	$29,913,876
Common and collective trust fund	9,044,554	9,951,477
Culp, Inc. common stock	2,642,011	3,128,884
Money market fund	130,424	127,868

	48,939,770	43,122,105

Receivables
Employer contributions	13,556	27,964
Participant contributions	27,764	52,631

	41,320	80,595

NET ASSETS AVAILABLE
FOR BENEFITS	$48,981,090	$43,202,700

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2017, 2016, and 2015

	2017	2016	2015

CHANGES IN NET ASSETS ATTRIBUTED TO :

Investment income
Net appreciation (depreciation) in fair value of investments	$3,498,466	$2,230,030	$(1,009,681)
Interest and dividends	1,985,944	1,072,130	1,614,975

Total investment income	5,484,410	3,302,160	605,294

Contributions
Employer	1,011,494	915,937	845,755
Participant	1,773,963	1,565,096	1,509,090
Direct rollovers	110,789	18,522	135,665

Total contributions	2,896,246	2,499,555	2,490,510

Benefits paid to participants	2,522,143	2,177,161	1,249,309
Administrative expenses	80,123	-	-

NET INCREASE	5,778,390	3,624,554	1,846,495

NET ASSETS AVAILABLE
FOR BENEFITS
Beginning of year	43,202,700	39,578,146	37,731,651

End of year	$48,981,090	$43,202,700	$39,578,146

See accompanying notes to the financial statements.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015

NOTE A - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees’ Retirement Builder Plan (the “Plan”) provides only general information.  Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. and its subsidiaries (the “Company”) who have three months of continuous service and are at least 21 years of age.  Employees who elect to participate in the Plan may do so in the next available payroll period.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 1, 2018, the Company acquired Read Window Products, Inc. (Read), a source of custom window treatments for the hospitality and commercial industries. Eligible employees associated with Read were allowed to participate in the Plan as of April 1, 2018.

Contributions

Each year, participants may contribute compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various registered investment company funds, one common and collective trust fund, and Culp, Inc. common stock as investment options for participants.  The Company makes matching safe harbor contributions equal to 100% of the participant’s contribution up to the first 3% of annual compensation plus 50% of the next 2% of compensation contributed to the Plan.  An employee who is eligible to participate in the Plan, but does not either affirmatively elect to decline participation or designate a specified amount to be contributed to the Plan, is required to have their compensation reduced by 2%, which is in turn contributed into the Plan’s Moderate Allocation Fund.

Additional profit sharing amounts may be contributed at the option of the Company.  No profit-sharing contributions were made during the years ended December 31, 2017, 2016 or 2015.

Effective January 1, 2018, the Plan was amended and requires the Company to make a 100% matching safe harbor contribution up to 4% of annual compensation contributed to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and Company matching contributions, as well as allocations of (a) the Company’s profit sharing contributions and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015

Vesting

Participants are immediately vested in their own voluntary contributions and the Company’s matching contributions plus actual earnings thereon.

Notes Receivable from Participants

Notes receivable from participants are not permitted by the Plan.

Payment of Benefits

Upon termination of service due to death, disability, retirement, or other reasons as defined by the Plan, participants receive a lump-sum distribution equal to the value of the participant’s vested interest in the Plan. In-service distributions may be made to participants who have reached age 59 1/2. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified by the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

The Company has evaluated the effects subsequent events would have on the financial statements through June 27, 2018, which is the date the financial statements were available to be issued. No issues were noted which would impact the financial statements.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015

NOTE C - FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board issued a statement that defines fair value and establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability, and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Registered Investment Companies

These investments are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common and Collective Trust Fund

This investment is valued using the NAV as a practical expedient, and is not classified in the fair value hierarchy. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015

The following tables present information for which the NAV per share practical expedient was used:

		December 31, 2017
			Redemption
			Frequency (If
		Unfunded	Currently	Redemption
Description	Fair Value	Commitments	Eligible)	Notice Period

Stable Value Trust Fund	$9,044,554	N/A	Daily	24 months

		December 31, 2016
			Redemption
			Frequency (If
		Unfunded	Currently	Redemption
Description	Fair Value	Commitments	Eligible)	Notice Period

Stable Value Trust Fund	$9,951,477	N/A	Daily	24 months

Culp, Inc. Common Stock

This investment is valued at the closing price reported on the active market in which the individual security is traded. This investment is classified within Level 1 of the valuation hierarchy.

The Plan held 78,866 and 84,223 shares of the Company’s common stock at December 31, 2017 and 2016, respectively. The cost basis of these shares of the Company’s common stock was $673,867 and $673,030 at December 31, 2017 and 2016, respectively.

Money Market Fund

This investment is a public investment vehicle valued using $1 for the NAV.  The money market fund is classified within Level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015

The following tables present information about assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements at December 31, 2017 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Investments at fair value:

Registered investment companies	$37,122,781	$-	$-	$37,122,781
Culp, Inc. common stock	2,642,011	-	-	2,642,011
Money market fund	-	130,424	-	130,424

Total investments in the fair value hierarchy	$39,764,792	$130,424	$-	39,895,216

Investments at net asset value:

Common and collective trust fund				9,044,554

Total investments at fair value				$48,939,770

Fair Value Measurements at December 31, 2016 using:
	Quoted Prices in Active Markets for Identical Assets	Significant other Observable Inputs	Significant Unobservable Inputs

Description	Level 1	Level 2	Level 3	Total

Investments at fair value:

Registered investment companies	$29,913,876	$-	$-	$29,913,876
Culp, Inc. common stock	3,128,884	-	-	3,128,884
Money market fund	-	127,868	-	127,868

Total investments in the fair value hierarchy	$33,042,760	$127,868	$-	33,170,628

Investments at net asset value:

Common and collective trust fund				9,951,477

Total investments at fair value				$43,122,105

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2016 AND 2015

NOTE D - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Company’s common stock. Transactions in the Company’s common stock also qualify as party-in-interest.

Administrative fees paid directly by the Plan to Raymond James Financial Services for investment advisory and other administrative services were $66,123 during 2017. No administrative expenses were paid directly by the Plan to Raymond James Financial Services during 2016 and 2015.

Administrative fees paid directly by the Plan to Smith Leonard PLLC for audit services were $14,000 during 2017.  No administrative expenses were paid directly by the Plan to Smith Leonard PLLC during 2016 and 2015.

NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F - TAX STATUS

The Plan has adopted a prototype plan document sponsored by an affiliate of the Plan’s trustee. The Internal Revenue Service has determined and informed the Plan’s trustee by a letter dated March 31, 2014, that the Plan is designed and in compliance with the applicable requirements of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SUPPLEMENTAL INFORMATION

CULP, INC. EMPLOYEES’ RETIREMENT BUILDER PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 56-1001967
PLAN NUMBER: 001
December 31, 2017

				Current
(a)	(b) Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost **	Value

	Invesco Stable Value Trust Fund	9,044,554 units	-	$9,044,554

	MFS Moderate Allocation Fund	403,401 units	-	7,160,373

	MFS Value Fund	146,073 units	-	5,926,167

	MFS Total Return Fund	188,377 units	-	3,603,653

	Franklin Dynatech Fund	51,809 units	-	3,387,762

	MFS Growth Allocation Fund	161,896 units	-	3,325,350

	American Century Mid Cap Value Fund	173,566 units	-	3,035,673

	MFS International Diversification Fund	95,355 units	-	1,877,531

	MFS Core Equity Fund	47,883 units	-	1,481,977

	Prudential Jennison Small Company Fund	56,409 units	-	1,406,852

	MFS Conservative Allocation Fund	80,162 units	-	1,242,505

	DWS RREEF Real Estate Securities Fund	60,682 units	-	1,237,316

	MFS Aggressive Growth Allocation Fund	44,654 units	-	1,031,501

	Pioneer Bond Fund	86,242 units	-	839,137

	MFS Bond Fund	55,977 units	-	791,516

	Lord Abbett Bond Debenture Fund	94,110 units	-	775,468

	Fidelity Institutional Money Market Fund Government Portfolio	130,424 units	-	130,424

*	Culp, Inc. Common Stock	78,866 shares	-	2,642,011

				$48,939,770

*	Indicates party-in-interest.
**	Cost information omitted for participant-directed investments.

EXHIBIT INDEX

Exhibit Number	Exhibit

23A	Consent of Independent Registered Public Accounting Firm in connection with the registration statement of Culp, Inc. on Form S-8 (File No. 33-13310).